SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*
Canyon Resources Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
138869300

(CUSIP Number)
October 18, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	138869300	Page	2	of	5

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III XXX-XX-XXXX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,964,960

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,829,660

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,964,960

WITH:	8	SHARED DISPOSITIVE POWER

		2,829,660

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,794,620
	*The shares reported herein consist of (i) 3,076,260 shares of common stock, (ii) Series A Warrants to purchase 679,590 shares of common stock at an exercise price of $0.64 per share, and (iii) Series B Warrants to purchase 2,038,770 shares of common stock at an exercise price of $0.704 per share.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN-IA-OO**
** See Item 4.

Item 1(a).	Name of Issuer:	Canyon Resources Corporation

Item 1(b).	Address of Issuers’s Principal Executive Offices:	14142 Denver West Parkway
Suite 250
Golden, Colorado 80401

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	4550 Gordon Drive, Naples, Florida
34102

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	138869300

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 2,964,960 of the reported securities as (i) a manager of a limited liability company that is the general partner of certain limited partnerships and (ii) an individual. The reporting person has shared voting and dispositive power with respect to 2,829,660 of the reported securities as an investment advisor to the trustee of a certain family trust.

(a) 5,794,620

(b) 10.4%

(c) (i) sole voting power: 2,964,960

(ii) shared voting power: 2,829,660

(iii) sole dispositive power: 2,964,960

(iv) shared dispositive power: 2,829,660

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2007	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III